                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             INFOMED HOLDINGS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)

                                   456658103
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                                 (CUSIP Number)

                           JAMES A. TRAMONTE, ESQ.
                          SIMIONE CENTRAL HOLDING, INC.
                             6650 POWERS FERRY ROAD
                             ATLANTA, GEORGIA 30339
                                 (770) 644-6700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 OCTOBER 8, 1996
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.



                         (Continue on following pages)
                              (Page 1 of 7 Pages)

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CUSIP NO.  456658103              13D                 PAGE 2 OF 7 PAGES
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    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Howard B. Krone, M.D.                Social Security Number
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) /X/
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    3        SEC USE ONLY

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    4        SOURCE OF FUNDS      OO
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    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                 / /

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    6        CITIZENSHIP OR PLACE OF ORGANIZATION          USA
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                 NUMBER OF                       7   SOLE VOTING POWER
                   SHARES                                250,270
                BENEFICIALLY                     ------------------------------
                  OWNED BY                       8   SHARED VOTING POWER
                    EACH                                   -0-
                 REPORTING                       ------------------------------
                PERSON WITH                      9   SOLE DISPOSITIVE POWER
                                                           881,244
                                                 ------------------------------
                                                 10  SHARED DISPOSITIVE POWER
                                                            -0-
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
                                       881,244
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          7.5%

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    14       TYPE OF REPORTING PERSON
                                          IN
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                              (Page 2 of 7 Pages)

Item 1.           Security and Issuer

         This statement relates to the common stock, $.001 Par Value (the "Common Stock"), of InfoMed Holdings, Inc., a Delaware corporation having its principal place of business at 6650 Powers Ferry Road, Atlanta, Georgia, 30339 (the "Company").

Item 2.           Identity and Background

         This statement is being filed by Howard B. Krone, M.D. (the "Holder"), a citizen of the United States of America, whose principal occupation is as an orthopedic surgeon with the Georgia Knee & Sports Medicine Clinic. The Holder's mailing address and his employer's principal place of business is 2801 N. Decatur Road, Suite 2000, Decatur, Georgia 30033.

         During the last five years, the Holder has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds and Other Consideration

         The Holder obtained certain shares of the Common Stock, as described in Item 5, pursuant to an Amended and Restated Agreement and Plan of Merger dated as of September 5, 1996 (the "Merger Agreement") by and among the Company, Simione Central Holding, Inc., a Georgia corporation ("SCHI"), and the Company's wholly-owned subsidiary, Infosub, Inc., a Georgia corporation ("Infosub"), pursuant to which Infosub was merged (the "Merger") with and into the Company effective as of October 8, 1996 (the "Effective Date"). Pursuant to the Merger Agreement, the Holder obtained beneficial ownership of the shares of the Company's Common Stock described in Item 5 in exchange for the shares of common stock of SCHI beneficially owned by Holder as of the Effective Date.

Item 4.           Purpose of Transaction

         As of October 8, 1996, the Holder acquired beneficial ownership of the Common Stock of the Company described in Item 5 pursuant to the Merger Agreement. Pursuant to the Merger Agreement, each issued and outstanding share of SCHI common stock ceased to be outstanding and was converted into and exchanged for the right to receive .22021 of a share of the Company's Common Stock as of the Effective Date.

         Based on the 35,959,075 shares of SCHI Class A common stock and the one share of SCHI Class B common stock outstanding as of the Effective Date, the Company issued a total of approximately 7,918,547 shares of the Company's Common Stock to the former holders of

                              (Page 3 of 7 Pages)

SCHI common stock, who collectively own approximately 67.0% of the outstanding shares of the Company's Common Stock after giving effect to the Merger and the conversion of the Company's outstanding shares of Convertible Preferred Stock (the "Convertible Preferred Stock") into shares of the Company's Common Stock. The Merger Agreement also provided that at the Effective Date, all rights with respect to SCHI common stock pursuant to SCHI stock options which were outstanding at the time of the Merger, whether or not exercisable, would be converted and become rights with respect to the Company's Common Stock. The Merger Agreement also provided that at the Effective Date, all rights with respect to SCHI warrants, whether or not exercisable, would be converted and become rights with respect to the Company Common Stock.

        The Merger Agreement further stated that, following the consummation of the Merger, the officers of the Company would include: Gary M. Bremer, Chief Executive Officer and Chairman; James R. Henderson, President; William J. Simione, Jr., Executive Vice President; Gary W. Rasmussen, Chief Operating Officer; Lori Nadler Siegel, Chief Financial Officer and Treasurer; and
James A. Tramonte, General Counsel and Secretary, all of whom were formerly officers of SCHI.

         In addition, pursuant to the Merger Agreement, as a result of the consummation of the Merger, the Board of Directors of the Company now consists of Gary M. Bremer, William J. Simione, Jr., James R. Henderson, Barrett C. O'Donnell and Murali Anantharaman. Of the current directors of the Company, only Messrs. O'Donnell and Anantharaman served as directors prior to the Merger, although the total number of directors has not changed.

         The Holder has no present plans or proposals, other than as described above, which may relate to or would result in: (a) the acquisition by a person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination

                              (Page 4 of 7 Pages)
of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The Holder reserves the right to adopt other plans or proposals in the future.

Item 5.           Interest in Securities of Issuer

        At the close of business on October 8, 1996, the Holder beneficially owned 881,244 shares of the Common Stock, which represents approximately 7.5% of the shares of the Common Stock outstanding on such date, including 250,270 shares owned directly by the Holder, as to which the Holder has sole dispositive power and voting power, and 630,974 shares owned directly by the Holder, as to which the Holder has only sole dispositive power. Holder granted sole voting power with respect to the 630,974 shares to Gary M. Bremer, Chief Executive Officer and Chairman of the Company, pursuant to a voting agreement (the "Voting Agreement").

        To the knowledge of Holder, Mr. Bremer, a United States citizen, has not, during the last five years, been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        Except as set forth above, Holder has not affected any transaction in the Company's Common Stock during the sixty days preceeding this statement.


                              (Page 5 of 7 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Holder is the beneficial owner of 630,974 shares which are subject to the Voting Agreement pursuant to which Gary M. Bremer has the sole power to vote such shares. The Voting Agreement between the Holder and Mr. Bremer is incorporated by reference as Exhibit 99.2 hereto.

         The Company has executed a registration rights agreement, a copy of which is filed as Exhibit 99.3 herewith (the "Registration Rights
Agreement"). Under the terms of the Registration Rights Agreement, each holder of SCHI common stock who receives shares of Common Stock in the Merger and certain large holders of Common Stock are entitled to require that the Company undertake to register resales of shares of Common Stock held by such holders under the federal Securities Act of 1933, as amended (the "Securities Act") and applicable state securities laws. Subject to certain limitations, such holders shall be entitled to up to three demand registrations and unlimited rights to participate in other registrations undertaken by the Company. In addition, the Company has agreed that, within 45 days after it becomes eligible for use of certain registration statement forms that permit filings made by the Company under the Exchange Act to be incorporated by reference, it will file and seek to maintain in effect a "shelf" registration permitting resales of such shares from time to time (subject to certain limitations for holders of more than 20,000 shares of Common Stock following the Merger). In connection with any such registrations, the Company has agreed to pay all expenses of registration, other than underwriters' and brokers' discounts and commissions. The Company also has agreed, subject to certain limitations, to indemnify any selling shareholder from and against any liabilities arising under the Securities Act in connection with such registrations.

         Except as otherwise described herein, the Holder is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, the transfer or voting of any of such securities, findee's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be filed as Exhibits

         *99.1 Amended and Restated Agreement and Plan of Merger by and among InfoMed Holdings, Inc., Simione Central Holding, Inc. and Infosub, Inc., dated as of September 5, 1996 (Exhibit 2.1 to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 16, 1996).

         *99.2    Voting Agreement (Exhibit 99.2 to Gary M. Bremer's
                  Schedule 13D, as filed with the Securities and Exchange Commission on October 18, 1996).

         99.3     Registration Rights Agreement.

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         *Incorporated by reference


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: October 18, 1996                             /s/ Howard B. Krone, M.D.
                                                    ---------------------------
                                                    Name: Howard B. Krone, M.D.






                              (Page 7 of 7 Pages)

                                 EXHIBIT INDEX


Exhibit
Number                         Exhibit Description
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*99.1 Amended and Restated Agreement and Plan of Merger by and among InfoMed Holdings, Inc., Simione Central Holding, Inc. and Infosub, Inc., dated as of September 5, 1996 (Exhibit 2.1 to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 16, 1996).

*99.2 Voting Agreement (Exhibit 99.2 to Gary M. Bremer's Schedule 13D, as filed with the Securities and Exchange Commission on October 18, 1996).

 99.3    Registration Rights Agreement.

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*Incorporated by reference